Filed pursuant to Rule 424(b)(3)
Registration No. 333-139499
Prospectus Supplement No. 6
(To Prospectus dated May 4, 2007)
4,280,714
SHARES
WILLBROS GROUP, INC.
COMMON STOCK
     This prospectus supplement No. 6 supplements and amends the prospectus dated May 4, 2007, as supplemented and amended by that certain prospectus supplement No. 1 dated May 10, 2007, that certain prospectus supplement No. 2 dated May 17, 2007, that certain prospectus supplement No. 3 dated May 24, 2007, that certain prospectus supplement No. 4 dated May 30, 2007 and that certain prospectus supplement No. 5 dated June 8, 2007 (the “Prospectus”). This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.
     There are significant risks associated with an investment in our securities. These risks are described under the caption “Risk Factors” beginning on page 6 of the Prospectus, as the same may be updated in prospectus supplements.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is August 7, 2007.

Second Quarter 2007 Results from Continuing Operations
     On August 7, 2007, Willbros Group, Inc. (the “Company”) reported its unaudited results from continuing operations for the second quarter of 2007. Revenue from continuing operations for the second quarter of 2007 was $156.7 million, compared to first quarter revenue of $206.7 million. The net loss from continuing operations for the second quarter was $40.4 million or $1.47 per share compared to $3.3 million, or $0.13 per share in the first quarter of 2007. The net loss from continuing operations for the second quarter includes
•	a charge of $24.0 million in estimated payments relating to settlement discussions with the Department of Justice (“DOJ”) and the Securities and Exchange Commission (“SEC”) and

•	a charge of $15.4 million relating to the loss on early extinguishment of debt associated with the induced conversion of approximately $52 million of the Company’s 6.5% Senior Convertible Notes due 2012.
     As previously disclosed in January 2005, the Company is under investigation by the DOJ concerning possible violations of the Foreign Corrupt Practices Act and the SEC for possible violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. These investigations stem primarily from the Company’s former operations in Bolivia, Ecuador and Nigeria. The Company is currently engaged in preliminary settlement discussions with both the DOJ and the SEC relating to their investigations. There can be no assurance as to the type and number of charges against the Company in any final resolution of these investigations, nor can there be any assurance regarding the amount of the payments, including fines and penalties, that may be imposed. Although these discussions are still preliminary, the Company recorded a charge of $24.0 million ($0.87 per basic and diluted share) in the second quarter of 2007. This charge represents the Company’s best estimate of the payments necessary to resolve the government investigations. The Company may be required to record an additional provision or reduce this provision if the actual settlement amount of these matters differs from the current provision. The Company anticipates that the terms for these payments will not materially impact the Company’s working capital position or otherwise negatively impact its compliance with debt covenants and other contractual commitments. Although the Company believes that it is moving towards a final resolution of both investigations, it is not possible to predict definitively when final resolution will occur.

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WILLBROS GROUP, INC.
(In Thousands, Except Per Share Amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
Statement of Operations Data
Contract revenue
Construction	$111,949	$87,235	$282,654	$166,383
Engineering	20,801	19,924	40,456	35,405
EPC	23,993	11,969	40,342	24,927

	156,743	119,128	363,452	226,715
Contract cost
Construction	99,558	78,551	264,562	155,260
Engineering	14,543	15,734	30,132	29,306
EPC	23,768	1,462	37,007	22,644

	137,869	105,747	331,701	207,210
Contract income
Construction	12,391	8,684	18,092	11,123
Engineering	6,258	4,190	10,324	6,099
EPC	225	507	3,335	2,283

	18,874	13,381	31,751	19,505
Depreciation and amortization	4,310	2,924	7,766	5,915
General and administrative	13,422	11,636	24,847	22,041
Government fines and penalties	24,000	—	24,000	—

Operating loss	(22,858)	(1,179)	(24,862)	(8,451)

Other income (expense):
Interest — net	(187)	(1,787)	(1,077)	(3,423)
Other — net	(502)	(452)	(692)	(327)
Loss on early Extinguishment of debt	(15,375)	—	(15,375)	—

	(16,064)	(2,239)	(17,144)	(3,750)

Loss before income taxes	(38,922)	(3,418)	(42,006)	(12,201)
Provision for income taxes	1,457	1,686	1,712	1,432

Loss from continuing operations	$(40,379)	$(5,104)	$(43,718)	$(13,633)

Basic loss per share Continuing operations	$(1.47)	(0.24)	(1.65)	(0.63)

	$(1.47)	(0.24)	(1.65)	(0.63)

Diluted loss per share Continuing operations	$(1.47)	(0.24)	(1.65)	(0.63)

	$(1.47)	(0.24)	(1.65)	(0.63)

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	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
Cash Flow Data
Continuing operations:
Cash provided by (used in):
Operating activities	$9,743	$(8,692)	$2,403	$(10,426)
Investing activities	(25,911)	3,649	102,877	21,312
Financing activities	(17,907)	(3,400)	(22,092)	11,181
Foreign exchange effects	(636)	(158)	(453)	(118)

Other Data (Continuing Operations)
Weighted average shares outstanding:
Basic	27,516	21,539	26,505	21,442
Diluted	27,516	21,539	26,505	21,442
EBITDA (2)	$(34,425)	$1,293	$(33,163)	$(2,863)
Capital expenditures	(8,334)	(1,594)	(10,836)	(5,157)

Reconciliation of Non-GAAP Financial Measure
EBITDA (2)
Net loss, continuing operations	$(40,379)	$(5,104)	$(43,718)	$(13,633)
Interest — net	187	1,787	1,077	3,423
Income taxes	1,457	1,686	1,712	1,432
Depreciation and amortization	4,310	2,924	7,766	5,915

EBITDA	$(34,425)	$1,293	$(33,163)	$(2,863)

	6/30/2007	3/31/2007	12/31/2006
Balance Sheet Data
Cash and cash equivalents	$107,762	$145,439	$37,643
Working capital	116,426	161,046	170,825
Total assets	406,568	410,714	588,254
Total debt	136,420	167,789	166,152
Stockholders’ equity	102,155	84,569	97,931

Backlog Data (1)
By Reporting Segment:
Construction	$808,617	$397,080	$320,461
Engineering	90,943	92,615	109,122
EPC	144,686	158,594	172,689

	$1,044,246	$648,289	$602,272

By Geographic Area:
North America	1,009,524	611,630	565,408
Middle East	34,722	36,659	36,864

	$1,044,246	$648,289	$602,272

(1)	Backlog is anticipated contract revenue from projects for which award is either in hand or assured.

(2)	EBITDA is earnings before net interest, income taxes and depreciation and amortization. EBITDA as presented may not be comparable to other similarly titled measures reported by other companies. The Company believes EBITDA is a useful measure of evaluating its financial performance because of its focus on the Company’s results from operations before net interest, income taxes, depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles. However, EBITDA is a common alternative measure of operating performance used by investors, financial analysts and rating agencies.

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